                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               724 SOLUTIONS INC.
                               (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                  81788Q 10 0
                                (CUSIP Number)


                                December 22, 2000
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




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CUSIP No. 81788Q 10 0
Page 2 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            1319079 Ontario Inc.
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                             0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                         3,740,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                              0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

                          3,740,000
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                          3,740,000
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES**                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                             9.6%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                              CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No.         81788Q 10 0
Page 3 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                  Melvyn Wolfond, as trustee of The Melvyn Wolfond Family Trust

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

                                            0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                                            3,740,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING                      0
               --------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                            3,740,000
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                  3,740,000
-----------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                 [ ]
-----------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                      9.6%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                       00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 81788Q 10 0
Page 4 of 9 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is 724 Solutions Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 4101 Yonge Street, Suite 702, Toronto, Ontario M2P 1N6.


Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i)  1319079 Ontario Inc. ("1319079 Ontario"); and
          (ii) Melvyn Wolfond, as trustee of The Melvyn Wolfond
               Family Trust (the "MWF Trust").


     The foregoing persons are hereinafter sometimes collectively referred to herein as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is:
          (i) 1319079 Ontario: Suite 6100, PO Box 50, 1 First Canadian Place, Toronto, Ontario M5X 1B8, Canada.
          (ii) the MWF Trust: PO Box 790, 181 Bay Street, Toronto, Ontario MFJ 2T3, Canada

Item 2(c).     Citizenship:

     1319079 Ontario is a corporation organized under the laws of the Province of Ontario, Canada.

     The MWF Trust is a trust organized under the laws of the Province of Ontario, Canada.

Item 2(d).     Title of Class of Securities:

     Common Shares, no par value (the "Common Shares")

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CUSIP No. 81788Q 10 0
Page 5 of 9 Pages

Item 2(e).  CUSIP Number:     81788Q 10 0

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

     As described herein, each of the Reporting Persons may share in the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, 3,740,000 common shares, which, as of the date of this report, constituted approximately 9.6% of the issued and outstanding common shares of 724 Solutions Inc.


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CUSIP No. 81788Q 10 0
Page 6 of 9 Pages

     All of these common shares are held of record by 1319079 Ontario. The MWF Trust holds the majority of the shares of the voting securities of 1319079 Ontario and the ability to determine the composition of 1319079 Ontario's board of directors, and therefore, may be deemed to share beneficial ownership with respect to these common shares.

     All of the common shares covered by this statement were held by 1319079 Ontario prior to December 22, 2000. However, prior that date, Mr. Gregory Wolfond, the current Chairman and Chief Executive Officer of 724 Solutions Inc., owned nominal value voting shares of 1319079 Ontario, through which he possessed the power to direct the management of 1319079 Ontario, and therefore the sole power to vote and dispose of these common shares. On December 22, 2000, as a result of 1319079 Ontario's issuance of additional shares of its voting securities to all of its stockholders other than Mr. Wolfond, Mr. Wolfond lost his voting control of 1319079 Ontario and resigned from its board of directors in favor of the appointees of its shareholders.

     Mr. Melvyn Wolfond is the sole trustee of MWF Trust.



Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:



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CUSIP No. 81788Q 10 0
Page 7 of 9 Pages

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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CUSIP No. 81788Q 10 0
Page 8 of 9 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 29, 2000

                                    1319079 ONTARIO INC.


                                    By:    /s/ Isaac Applbaum
                                           ---------------------------
                                    Name:  Isaac Applbaum
                                    Title: President


                                    THE MELVYN WOLFOND FAMILY TRUST

                                    By:    /s/ Melvyn Wolfond
                                           ---------------------------
                                    Name:  Melvyn Wolfond
                                    Title: Trustee

                                                                      Exhibit I

                             JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


Dated: December 29, 2000


                                    1319079 ONTARIO INC.


                                    By:    /s/ Isaac Applbaum
                                           ---------------------------
                                    Name:  Isaac Applbaum
                                    Title: President


                                    THE MELVYN WOLFOND FAMILY TRUST

                                    By:    /s/ Melvyn Wolfond
                                           ---------------------------
                                    Name:  Melvyn Wolfond
                                    Title: Trustee